Exhibit 99.6

FF301 Page 1 of 11 v 1.2.1 Monthly Return for Equity Issuer and Hong Kong Depositary Receipts listed under Chapter 19B of the Exchange Listing Rules on Movements in Securities For the month ended: 31 July 2026 Status: New Submission To : Hong Kong Exchanges and Clearing Limited Name of Issuer: Li Auto Inc. Date Submitted: 06 August 2026 I. Movements in Authorised / Registered Share Capital 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02015 Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 4,500,000,000 USD 0.0001 USD 450,000 Increase / decrease (-) USD Balance at close of the month 4,500,000,000 USD 0.0001 USD 450,000 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Number of authorised/registered shares Par value Authorised/registered share capital Balance at close of preceding month 500,000,000 USD 0.0001 USD 50,000 Increase / decrease (-) USD Balance at close of the month 500,000,000 USD 0.0001 USD 50,000 Total authorised/registered share capital at the end of the month: USD 500,000

FF301 Page 2 of 11 v 1.2.1 II. Movements in Issued Shares and/or Treasury Shares and Public Float Sufficiency Confirmation 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02015 Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 1,743,891,541 64,532,128 1,808,423,669 Increase / decrease (-) -10,277,476 20,178,916 Balance at close of the month 1,733,614,065 84,711,044 1,818,325,109 Public float sufficiency confirmation (Note 4) Pursuant to Main Board Rule 13.32D(1) or 19A.28D(1) / GEM Rule 17.37D(1) or 25.21D(1), we hereby confirm that, in relation to the class of shares as set out above, as at the close of the month: ✔ the applicable public float requirement (see below) has been complied with the applicable public float requirement (see below) has not been complied with The applicable minimum public float requirement for the class of shares as set out above pursuant to Main Board Rule 13.32B or 19A.28B / GEM Rule 17.37B or 25.21B (as the case may be) is: Applicable public float threshold Initial Prescribed Threshold - 25% of the total number of issued shares in the class to which the listed shares belong (excluding treasury shares) Additional information 2. Class of shares WVR ordinary shares Type of shares B Listed on the Exchange (Note 1) No Stock code (if listed) N/A Description Number of issued shares (excluding treasury shares) Number of treasury shares Total number of issued shares Balance at close of preceding month 355,100,599 0 355,100,599 Increase / decrease (-) -9,901,440 0 Balance at close of the month 345,199,159 0 345,199,159

FF301 Page 3 of 11 v 1.2.1 III. Details of Movements in Issued Shares and/or Treasury Shares (A). Share Options (under Share Option Schemes of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02015 Description Particulars of share option scheme Number of share options outstanding at close of preceding month Movement during the month Number of share options outstanding at close of the month Number of new shares issued during the month pursuant thereto (A1) Number of treasury shares transferred out of treasury during the month pursuant thereto (A2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month The total number of shares which may be issued or transferred out of treasury upon exercise of all share options to be granted under the scheme at close of the month 1). 2019 Plan (Share incentive plan adopted on 2/7/2019 as amended from time to time) 25,033,116 Others -9,000 25,024,116 25,024,116 68,202,800 General Meeting approval date (if applicable) 2). 2020 Plan (Share incentive plan adopted on 9/7/2020 as amended from time to time) 47,762,062 Others -66,900 47,695,162 47,695,162 78,092,800 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): WVR ordinary shares A (AA1) Decrease in treasury shares: WVR ordinary shares A (AA2) Total funds raised during the month from exercise of options: USD 7,590 Remarks: 1) Others: -9,000 refers to 9,000 options being exercised. The exercise of 9,000 options was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuances upon the exercise or vesting of awards granted under 2019 Plan. 2) Others: -66,900 refers to 66,900 options being exercised. The exercise of 66,900 options was settled using the Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for further issuances upon the exercise or vesting of awards granted under 2020 Plan.

FF301 Page 4 of 11 v 1.2.1 (B). Warrants to Issue Shares of the Issuer Not applicable

FF301 Page 5 of 11 v 1.2.1 (C). Convertibles (i.e. Convertible into Shares of the Issuer) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) No Stock code (if listed) Description Description of the Convertibles Currency Amount at close of preceding month Movement during the month Amount at close of the month Number of new shares issued during the month pursuant thereto (C1) Number of treasury shares transferred out of treasury during the month pursuant thereto (C2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2028 Notes - convertible senior notes USD 145,700,000 145,700,000 0 0 10,281,116 Type of the Convertibles Bond/Notes Stock code of the Convertibles (if listed on the Exchange) (Note 1) Subscription/Conversion price USD 14.17 General Meeting approval date (if applicable) Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (CC1) Decrease in treasury shares: 0 WVR ordinary shares A (CC2)

FF301 Page 6 of 11 v 1.2.1 (D). Any other Agreements or Arrangements to Issue Shares of the Issuer, including Options (other than Share Option Schemes) 1. Class of shares WVR ordinary shares Type of shares A Listed on the Exchange (Note 1) Yes Stock code (if listed) 02015 Description Description of other agreements or arrangements General Meeting approval date (if applicable) Number of new shares issued during the month pursuant thereto (D1) Number of treasury shares transferred out of treasury during the month pursuant thereto (D2) Number of shares which may be issued or transferred out of treasury pursuant thereto as at close of the month 1). 2019 Plan - restricted shares (Share incentive plan adopted on 2/7/2019 as amended from time to time) 0 0 0 2). 2019 Plan - restricted share unit (Share incentive plan adopted on 2/7/2019 as amended from time to time) 0 0 28,129,500 3). 2020 Plan - restricted shares (Share incentive plan adopted on 9/7/2020 as amended from time to time) 0 0 0 4). 2020 Plan - restricted share unit (Share incentive plan adopted on 9/7/2020 as amended from time to time) 0 0 4,607,300 Increase in issued shares (excluding treasury shares): 0 WVR ordinary shares A (DD1) Decrease in treasury shares: 0 WVR ordinary shares A (DD2) Remarks: As of 31 July 2026, 28,129,500 shares of the issuer may be issued pursuant to the restricted share units granted under 2019 Plan and 4,607,300 shares of the issuer may be issued pursuant to the restricted share units granted under 2020 Plan. 495,940 restricted share units granted under 2019 Plan and 55,800 restricted share units granted under 2020 Plan were lapsed during the month.

FF301

(E). Other Movements in Issued Shares and/or Treasury Shares

1. Class of shares	WVR ordinary shares	Type of shares	A	Listed on the Exchange (Note 1)	Yes
Stock code (if listed)	02015	Description			

	Events	At price (if applicable)		Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
		Currency	Amount					
1).	Repurchase of shares (shares held as treasury shares)	USD	6.0793	01 July 2026	29 May 2026	-1,268,776	1,268,776	
2).	Repurchase of shares (shares held as treasury shares)	USD	6.056	02 July 2026	29 May 2026	-1,183,822	1,183,822	
3).	Repurchase of shares (shares held as treasury shares)	USD	5.9287	06 July 2026	29 May 2026	-1,150,634	1,150,634	
4).	Repurchase of shares (shares held as treasury shares)	USD	6.0641	07 July 2026	29 May 2026	-1,150,634	1,150,634	
5).	Repurchase of shares (shares held as treasury shares)	USD	6.0955	08 July 2026	29 May 2026	-870,000	870,000	
6).	Repurchase of shares (shares held as treasury shares)	USD	5.9216	09 July 2026	29 May 2026	-1,150,634	1,150,634	
7).	Repurchase of shares (shares held as treasury shares)	USD	6.0619	10 July 2026	29 May 2026	-320,146	320,146	
8).	Repurchase of shares (shares held as treasury shares)	USD	6.1225	13 July 2026	29 May 2026	-779,734	779,734	
9).	Repurchase of shares (shares held as treasury shares)	USD	6.2219	14 July 2026	29 May 2026	-810,000	810,000	
10).	Repurchase of shares (shares held as treasury shares)	USD	6.3971	15 July 2026	29 May 2026	-950,000	950,000	
11).	Repurchase of shares (shares held as treasury shares)	USD	6.5126	16 July 2026	29 May 2026	-1,870,118	1,870,118	
12).	Repurchase of shares (shares held as treasury shares)	USD	6.2703	17 July 2026	29 May 2026	-1,122,072	1,122,072	
13).	Repurchase of shares (shares held as treasury shares)	USD	6.2401	20 July 2026	29 May 2026	-1,230,934	1,230,934	
14).	Repurchase of shares (shares held as treasury shares)	USD	6.1759	21 July 2026	29 May 2026	-1,002,328	1,002,328	
15).	Repurchase of shares (shares held as treasury shares)	USD	6.1173	22 July 2026	29 May 2026	-1,014,924	1,014,924	
16).	Repurchase of shares (shares held as treasury shares)	USD	6.1515	23 July 2026	29 May 2026	-638,132	638,132	
17).	Repurchase of shares (shares held as treasury shares)	USD	6.0857	24 July 2026	29 May 2026	-533,964	533,964	
18).	Repurchase of shares (shares held as treasury shares)	USD	6.2631	27 July 2026	29 May 2026	-583,762	583,762	
19).	Repurchase of shares (shares held as treasury shares)	USD	6.6281	28 July 2026	29 May 2026	-792,396	792,396	
20).	Repurchase of shares (shares held as treasury shares)	USD	6.9388	29 July 2026	29 May 2026	-740,664	740,664	

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v 1.2.1

FF301

21).	Repurchase of shares (shares held as treasury shares)	USD	6.7085	30 July 2026	29 May 2026	-634,088	634,088	
22).	Repurchase of shares (shares held as treasury shares)	USD	6.7462	31 July 2026	29 May 2026	-381,154	381,154	
23).	Conversion of Class B ordinary shares to Class A ordinary shares			14 July 2026		9,901,440		

2. Class of shares	WVR ordinary shares	Type of shares	B	Listed on the Exchange (Note 1)	No
Stock code (if listed)	N/A	Description			

Events		At price (if applicable)		Date of event (Note 2)	General Meeting approval date (if applicable)	Increase/ decrease (-) in issued shares (excluding treasury shares) during the month pursuant thereto (E1)	Increase/ decrease (-) in treasury shares during the month pursuant thereto (E2)	Number of shares redeemed or repurchased for cancellation but not yet cancelled as at close of the month (Note 3)
		Currency	Amount					
1).	Conversion of Class B ordinary shares to Class A ordinary shares			14 July 2026		-9,901,440		

Increase/ decrease (-) in issued shares (excluding treasury shares):	-10,277,476	WVR ordinary shares A (EE1)
Increase/ decrease (-) in issued shares (excluding treasury shares):	-9,901,440	WVR ordinary shares B (EE1)
Increase/ decrease (-) in treasury shares:	20,178,916	WVR ordinary shares A (EE2)
Increase/ decrease (-) in treasury shares:		WVR ordinary shares B (EE2)

Remarks:

Class A: 23) & Class B: 1) 9,901,440 Class B ordinary shares were converted to Class A ordinary shares on a one-to-one ratio pursuant to Rule 8A.21 of the Listing Rules.

Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	-10,277,476	WVR ordinary shares A
Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	0	WVR ordinary shares A
Total increase/ decrease (-) in issued shares (excluding treasury shares) during the month (i.e. Total of AA1 to EE1):	-9,901,440	WVR ordinary shares B
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	20,178,916	WVR ordinary shares A
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):	0	WVR ordinary shares A
Total increase/ decrease (-) in treasury shares during the month (i.e. Total of AA2 to EE2):		WVR ordinary shares B

Page 8 of 11

v 1.2.1

FF301 Page 9 of 11 v 1.2.1 IV. Information about Hong Kong Depositary Receipt (HDR) Not applicable

FF301 Page 10 of 11 v 1.2.1 V. Confirmations Pursuant to Main Board Rule 13.25C / GEM Rule 17.27C, we hereby confirm to the best knowledge, information and belief that, in relation to each of the securities issued, or the treasury shares sold or transferred by the issuer during the month as set out in Parts III and IV which has not been previously disclosed in a return published under Main Board Rule 13.25A / GEM Rule 17.27A, it has been duly authorised by the board of directors of the listed issuer and carried out in compliance with all applicable listing rules, laws and other regulatory requirements and, insofar as applicable: (Note 5) (i) all money due to the listed issuer in respect of the issue of securities, or sale or transfer of treasury shares has been received by it; (ii) all pre-conditions for listing imposed by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited under "Qualifications of listing" have been fulfilled; (iii) all (if any) conditions contained in the formal letter granting listing of and permission to deal in the securities have been fulfilled; (iv) all the securities of each class are in all respects identical (Note 6); (v) all documents required by the Companies (Winding Up and Miscellaneous Provisions) Ordinance to be filed with the Registrar of Companies have been duly filed and that compliance has been made with all other legal requirements; (vi) all the definitive documents of title have been delivered/are ready to be delivered/are being prepared and will be delivered in accordance with the terms of issue, sale or transfer; (vii) completion has taken place of the purchase by the issuer of all property shown in the listing document to have been purchased or agreed to be purchased by it and the purchase consideration for all such property has been duly satisfied; and (viii) the trust deed/deed poll relating to the debenture, loan stock, notes or bonds has been completed and executed, and particulars thereof, if so required by law, have been filed with the Registrar of Companies. Submitted by: Wang Yang Title: Joint Company Secretary (Director, Secretary or other Duly Authorised Officer)

FF301 Page 11 of 11 v 1.2.1 Notes 1. The Exchange refers to The Stock Exchange of Hong Kong Limited. 2. In the case of repurchase of shares (shares repurchased and cancelled) and redemption of shares (shares redeemed and cancelled), "date of event" should be construed as "cancellation date". In the case of repurchase of shares (shares held as treasury shares), "date of event" should be construed as "date on which shares were repurchased and held by the issuer in treasury". 3. The information is required in the case of repurchase of shares (shares repurchased for cancellation but not yet cancelled) and redemption of shares (shares redeemed but not yet cancelled). Please state the number of shares repurchased or redeemed during the month or in preceding month(s) but pending cancellation as at close of the month as a negative number. 4. "Initial Prescribed Threshold”, "Alternative Threshold” and "market value" have the meanings ascribed thereto under Main Board Rule 13.32A or 19A.28A / GEM Rule 17.37A or 25.21A. See also Main Board Rule 13.32D(4) or 19A.28D(4) / GEM Rule 17.37D(4) or 25.21D(4) on the basis of the public float disclosure. 5. Items (i) to (viii) are suggested forms of confirmation. The listed issuer may amend the item(s) that is/are not applicable to meet individual cases. Where the issuer has already made the relevant confirmations in a return published under Main Board Rule 13.25A / GEM Rule 17.27A in relation to the securities issued, or the treasury shares sold or transferred, no further confirmation is required to be made in this return. 6. “Identical” means in this context: ． the securities are of the same nominal value with the same amount called up or paid up; ． they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and ． they carry the same rights as to unrestricted transfer, attendance and voting at meetings and rank pari passu in all other respects.